United States securities and exchange commission logo





                            November 16, 2021

       Arnaud Massenet
       Chief Executive Officer
       Aurora Acquisition Corp.
       20 North Audley Street
       London W1K 6LX, United Kingdom

                                                        Re: Aurora Acquisition
Corp.
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form S-4
                                                            Filed November 12,
2021
                                                            File No. 333-258423

       Dear Mr. Massenet:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2021 letter.

       Amended Registration Statement filed on November 12, 2021

       General

   1. Please revise the cover page to disclose an estimate of the number of Better Options,
                                                        Better RSUs and Better
Restricted Stock Awards outstanding as of immediately prior to the Mergers, stating
your assumptions for such an estimate, for example assuming a date for the Mergers. In a
similar manner disclose the currently undisclosed quantities of various securities
in the Authorized Capitalization disclosure on page 384.
 Arnaud Massenet
FirstName LastNameArnaud  Massenet
Aurora Acquisition Corp.
Comapany 16,
November  NameAurora
              2021     Acquisition Corp.
November
Page 2    16, 2021 Page 2
FirstName LastName
       You may contact Rolf Sundwall at 202-551-3105 or Michelle Miller at 202-551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance